Exhibit 99.3

AGENDA of the ANNUAL GENERAL MEETING OF mainz biomed N.V.

Agenda of the annual general meeting of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 28 June 2022 at 15.00 hours CET (the “AGM”).

1.	Opening
2.	Consideration of the the management report regarding the financial year ended 31 December 2021	Discussion item
3.	Adoption of the annual accounts for the financial year ended 31 December 2021	Voting item
4.	Discharge of the directors for their management and supervision during the financial year ended 31 December 2021	Voting item
5.	Approval of the 2022 Omnibus Incentive Plan	Voting item
6.	Amendment of the Remuneration Policy	Voting item
7.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof	Voting item
8.	Extension of the authorisation of the Board to acquire preferred shares or depositary receipts thereof	Voting item
9.	Assignment of Kreston Lentink Audit B.V. as the Dutch auditor for the financial year 2022 and to authorise the Board to assign a US auditor at its discretion in accordance with applicable law and stock exchange rules to audit the Company’s annual accounts for the financial year 2022 for the purpose of SEC filings or otherwise	Voting item
10.	Other matters for discussion
11.	Close

EXPLANATORY NOTES TO THE AGENDA of the ANNUAL GENERAL MEETING OF

mainz biomed N.V.

1.	Opening

2.	Consideration of the management report regarding the financial year ended 31 December 2020

Consideration of the statutory management report for the financial year ended 31 December 2021 as prepared in accordance with Dutch law. The statutory management report is available on the Company’s website at https://www.mainzbiomed.com/investors and is available for inspection at the offices of the Company.

3.	Adoption of the annual accounts for the financial year ended 31 December 2021

It is proposed that the statutory annual accounts for the financial year ended 31 December 2021 as prepared in accordance with Dutch law be adopted. The adoption of the statutory annual accounts includes the allocation of the losses made in the financial year ended 31 December 2021. Lentink issued a compilation statement on the statutory annual accounts for the financial year ended 31 December 2021 as prepared in accordance with Dutch law. The statutory annual accounts are available on the Company’s website at https://www.mainzbiomed.com/investors and are available for inspection at the offices of the Company.

4.	Discharge of the directors for their management and supervision during the financial year ended 31 December 2021

It is proposed that each director in office during the financial year ended 31 December 2021 be granted a discharge from liability for the exercise of his management and supervision duties during the financial year ended 31 December 2021 to the extent appearing from the statutory annual accounts or the statutory management report for the financial year ended 31 December 2021 or other public disclosures.

5.	Approval of the 2022 Omnibus Incentive Plan

It is proposed to to approve the resolution of the Board of Directors to adopt the 2022 Omnibus Incentive Plan and to grant to such persons such rights to subscribe for or otherwise acquire from the Company up to 500,000 ordinary shares in the share capital of the Company with a nominal value of EUR 0.01 each as shall be in accordance with the 2022 Omnibus Incentive Plan, all on the terms set out in and otherwise in accordance with the 2022 Omnibus Incentive Plan. Each executive director or non-executive director may be granted up to 25,000 stock options under the 2022 Omnibus Incentive Plan or amended or future plan each year or other awards under the 2022 Omnibus Incentive Plan Plan or amended or future plan, all based on performance and market fairness on the terms set out in and otherwise in accordance with the 2022 Omnibus Incentive Plan or amended or future plan and the Company’s Remuneration Policy.

6.	Amendment of the Remuneration Policy

The Company has established a Remuneration Policy, which was adopted by the General Meeting. It is proposed to amend the Remuneration Policy in such manner that:

(a)	references to the 2021 Omnibus Incentive Plan in clause 5.1 of the Remuneration Policy shall be replaced by references to the 2022 Omnibus Incentive Plan; and

(b)	references to the 2021 Omnibus Incentive Plan in clauses 5.2, 6.3.2 and 7.1.2 shall be replaced by references to the 2022 Omnibus Incentive Plan or any amended or future plan.

7.	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof

On 9 November 2021, the general meeting of the Company authorised the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 9 November 2021, therefore ending on 9 May 2023.

It is proposed that the authorisation of the Board to acquire ordinary shares in the share capital of the Company or depositary receipts thereof for consideration be extended for a period of eighteen months, commencing on 28 June 2022.

The maximum number of ordinary shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and ordinary shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the ordinary shares up to 110% of the market price of ordinary shares, provided that:

(c)	for open market or privately negotiated repurchases, the market price shall be the price for ordinary shares on the Nasdaq Stock Market at the time of the transaction;

(d)	for self-tender offers, the market price shall be the volume weighted average price for the ordinary shares on the Nasdaq Stock Market during a period, determined by the Board, of no less than one and no more than five consecutive trading days immediately prior to the expiration of the tender offer; and

(e)	for accelerated repurchase arrangements, the market price shall be the volume weighted average price of the ordinary shares on the Nasdaq Stock Market over the term of the arrangement;

the volume weighted average price for any number of trading days shall be calculated as the arithmetic average of the daily volume weighted average price on those trading days.

8.	Extension of the authorisation of the Board to acquire preferred shares or depositary receipts thereof

On 9 November 2021, the general meeting of the Company authorised the Board to acquire financing preferred shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 9 November 2021, therefore ending on 9 May 2023.

It is proposed that the authorisation of the Board to acquire financing preferred shares in the share capital of the Company or depositary receipts thereof for consideration for a period of eighteen months, commencing on 28 June 2022.

The maximum number of financing preferred shares permitted pursuant to applicable law and the articles of association from time to time may be acquired and financing preferred shares may be acquired through repurchases negotiated in the open market or privately, in self-tender offers, or through accelerated repurchase arrangements, at prices ranging from the nominal value of the financing preferred shares up to the higher of:

(a)	the amount that would be paid by the Company upon cancellation of such financing preferred shares in accordance with the relevant provisions of the Articles of Association; and

(b)	110% of the market price of the ordinary shares into which the financing preferred shares may be converted in accordance with the relevant provisions of the Articles of Association, whereby the market price will be determined in the manner as set out above under 7.

9.	Assignment of auditors for the financial year 2022

BF Borgers CPA PC has audited the Company’s statutory annual accounts for the financial year ended 31 December 2021. Kreston Lentink Audit B.V. issued a compilation statement on the statutory annual accounts for the financial year ended 31 December 2021 as prepared in accordance with Dutch law.

It is proposed: (i) that Kreston Lentink Audit B.V. be assigned as auditor to audit the Company’s statutory annual accounts for the financial year 2022 as prepared in accordance with Dutch law or to issue a compilation statement on the statutory annual accounts for the financial year ended 31 December 2021 as prepared in accordance with Dutch law (as may be required), and (ii) to authorise the Board to assign a US auditor at its discretion in accordance with applicable law and stock exchange rules to audit the Company’s annual accounts for the financial year 2022 for the purpose of SEC filings or otherwise

10.	Other matters for discussion

11.	Close

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